Mail Stop 4720

April 22, 2010

Christopher M. Todoroff
Senior Vice President and General Counsel
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

>   **Re: Humana Inc.**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 9, 2010**
>   **File No. 001-05975**

Dear Mr. Todoroff:

We have reviewed your filing and have the following comments. Where the comments request you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis

Annual Cash Incentives, page 33

1. We note your statement that "the percentages of 2009 base earnings paid at each of the threshold, target and maximum levels were established through a process of external benchmarking of total compensation against our external per group." Please expand your disclosure here to explain how the percentages of 2009 base earnings that you selected related to your peer group.

Equity Awards, page 35

2. We note the amounts and terms of your equity awards reflect the Committee's review of practices at your peer companies and that the Committee reviews and approves the dollar value of awards based on the internal and external benchmarking of total compensation. Please expand your disclosure here to:

- discuss the results of your internal benchmarking study on the relativity of pay among executives and clarify how these results were applied to determine 2009 awards; and

- explain how the 2009 equity awards related to your external peer groups

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with responses. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director